

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

August 6, 2009

Via U.S. Mail and Facsimile to (408) 219-5338

Barry S. Baer
Chief Financial Officer
ECOtality, Inc.
6821 E. Thomas Road
Scottsdale, AZ 85251

> **Re: ECOtality, Inc.**
> **Form 10-K for the Fiscal-Year ended December 31, 2008**
> **Filed April 16, 2009**
> **File No. 000-50983**

Dear Mr. Baer:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year ended December 31, 2008

Consolidated Balance Sheets, page F-2

1.   We note that you present unamortized stock issued for services as contra equity accounts. On page F-17, you disclose that the amounts relate to common stock and options issued to employees, including your CEO. In light of the transitional guidance provided in Section 718 of the FASB Accounting Standards Codification (SFAS 123R), which would have required you to eliminate any unearned or deferred compensation relating to earlier awards to employees upon adopting the standard, please tell us how you concluded that your presentation is appropriate. Please refer to the authoritative accounting literature which supports your presentation.

Note 3 – Summary of Significant Accounting Policies, page F-6

Impairment of long-lived assets and intangible assets, page F-7

2.   We note your policy for the impairment of long-lived assets and intangible assets discloses that you regularly review property, equipment and intangibles and other long-lived assets for possible impairment, but does not discuss your accounting policy for the testing of goodwill for impairment. Paragraph 350-20-35-28 of the FASB Accounting Standards Codification requires that goodwill be <u>tested</u> for impairment on an annual basis and between annual tests in certain circumstances. The impairment test for goodwill is a two-step test as described in paragraphs 350-20-35-4 to 35-13 and based on your current disclosure, it is not possible to determine how you assess and measure goodwill for impairment under this two-step test. Please tell us and revise future filing to describe, in appropriate detail, how your goodwill accounting polices comply with the aforementioned guidance and also the results of your most recent goodwill impairment testing.

Recent Accounting Pronouncements, page F-10

3.   The last sentence of the section appears to indicate that you followed the guidance provided in SFAS 141R in accounting for all your acquisitions consummated in 2007. As we note that SFAS 141R is to be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning after December 15, 2008, please confirm that you accounted for the acquisitions you consummated during the fiscal year ended December 31, 2007 using the guidance provided in SFAS 141. As applicable, revise future filings to clarify.

Note 4 – Acquisitions and Goodwill, page F-10

4.   We see that during the fiscal year ended December 31, 2007, you completed the
       acquisitions of four companies. For each of the acquisitions, please tell us and in future
       filings revise the note to disclose the following:

       ·   How the initial cost of the acquired entity was established and how that amount was
             recorded in the consolidated financial statements. Please reference the fair value of
             securities or quoted market prices. Refer to paragraphs 20-23 of SFAS 141.

       ·   How you accounted for any contingent consideration, including guarantees of future
             securities prices, in accordance with paragraphs 25-31 of SFAS 141. Please include a
             discussion of the timing when the contingent consideration was initially recognized
             and when the contingencies were resolved and how those amounts were recorded in
             the financial statements.

       ·   How you assessed the goodwill recorded from each acquisition for possible
             impairment at December 31, 2007 in accordance with paragraphs 35-1 to 35-19 of
             Section 350.20 of the FASB Accounting Standards Codification (paragraphs 19-22 of
             SFAS 142). Explain how "the lack of proven future cash flows generated by the
             assets acquired" impacted your assessment and your conclusion that goodwill was
             impaired at that date.

Note 6 – Notes payable, page F-14

5.   We see that in November and December 2007, you issued 8% Secured Convertible
       Debentures along with detachable warrants to purchase common shares. You disclose
       that you allocated the gross proceeds of $5.0 million between the notes payable and the
       warrants and recorded a discount to the 8% Secured Convertible Debenture of $3.9
       million.

       ·   Please describe to us the method you used to allocate the gross proceeds to the notes
             payable and to the warrants.

       ·   Tell us how you considered the guidance in paragraphs 470-20-25-2 to 25-4 and 815-
             15-25-51 of the FASB Accounting Standards Codification in concluding that the
             Convertible Debenture agreements did not include any beneficial conversion features
             or embedded derivatives that were required to be bifurcated and accounted for
             separately.

       ·   Show us how you calculated the discount and tell us the method you are using to
             amortize the amount.

6.   We note that you amended your Convertible Debenture agreements on August 28, 2008, March 3, 2009 and May 15, 2009. As part of the amendments, you modified the terms of the agreements, including, but not limited to, increasing the outstanding principle balance on the notes, deferring the principle and interest payments and modifying the conversion and warrant exercise prices. Please summarize for us, in appropriate detail, your conclusions as to whether each of these amendments resulted in a modification or an extinguishment of your debt instruments. Provide an analysis, using the guidance in paragraphs 470-50-40-6 to 40-16 of the FASB Accounting Standards Codification (EITF 96-19), to explain your conclusion and address of how the modification of each of the terms impacted your analysis.

Exhibit 31

7.   We note that you replaced the word "registrant" with "small business issuer" in paragraphs 3, 4(a), 4(c), 4(d), 5, 5(a) and 5(b) of the certifications.   In future filings, please revise the certifications to present them in the exact form as set forth in Item 601(b)(31) of Regulation S-K with no modifications. Please note that this comment also applies to your Form 10-Q for the interim period ended March 31, 2009.

Exhibit 32

8.   We note that your Section 906 certification furnished in accordance with Item 601(b)(32) of Regulation S-K improperly refers to the annual report on Form 10-KSB although your annual report was filed on Form 10-K. In future filings, please ensure the Section 906 certifications refer to the correct form.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3671 if you have questions regarding these comments on the financial statements and related matters. In our absence, you may also contact Jeffrey Jaramillo, Accounting Branch Chief, at (202) 551-3212 with any questions.

Sincerely,

Martin James
Senior Assistant Chief Accountant